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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69962

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Crowdvest Securities LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__21 Sovereign Way__
                                        (No. and Street)

__Hutchinson Island__	__FL__	__34949__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Frank Lardino__	__954-304-4708__	__franklardino@crowdvest.co__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RUBIO CPA, PC__
                                        (Name – if individual, state last, first, and middle name)

__3500 Lenox Road NE, Suite 1500__ __Atlanta__	__GA__	__30326__
(Address) (City)	(State)	(Zip Code)

__05/05/09__	__3514__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Frank Lardino_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Crowdvest Securities LLC_____, as of _December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Frank A Lardino_____

Title:
_President_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROWDVEST SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Crowdvest Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crowdvest Securities LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

April 20, 2026
Atlanta, Georgia


Rubio CPA, PC

CROWDVEST SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$ 13,455
Prepaid Expenses	1,901
Total Assets	$ 15,356

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$ 7,110
Total Liabilities	$7,110

MEMBER'S EQUITY

	8,246
Total Liabilities and Member's Equity	$ 15,356

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Investment Banking	$ -0-
Total Revenues	-0-

EXPENSES

Professional Fees	16,750
Regulatory Fees	8,157
Other Fees	1,929
Total Expenses	26,836
NET LOSS	(26,836)

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance, January 1, 2025	$12,851
Contributions	22,231
Net Loss	(26,836)
Balance, December 31, 2025	$8,246

The accompanying notes are an integral part of these financial statements.

CROWDVEST SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	($26,836)
Net Loss	
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in Prepaid Expenses	(1,336)
Increase in Accounts Payable and Accrued Expenses	2,760
NET CASH USED BY OPERATING ACTIVITIES	(25,412)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	22,231
NET CASH PROVIDED BY FINANCING ACTIVITIES	22,231
NET DECREASE IN CASH	(3,181)
CASH BALANCE:	
Beginning of Year	$16,636
End of Year	$13,455

SUPPLEMENTAL INFORMATION	
Non-cash Financing Activity	$13,900
Contributions of expenses paid by member	

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Crowdvest Securities LLC (the "Company") is a registered broker-dealer that began business in 2017. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As a limited liability company, the member's liability is limited to their investment. The Company's business includes private placement services, and it operates from Hutchinson Island, Florida.

Basis of Presentation

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition

Revenue from contracts with customers includes fees from placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

CROWDVEST SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)
In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as deferred revenue.

Cash
The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes
The Company is a disregarded entity for income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through and are taxable to its member. Therefore, no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE B – CONTINGENCIES
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

NOTE C - NET CAPITAL REQUIREMENT
The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital of $6,345, which was $1,345 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.12 to 1.00 at December 31, 2025.

NOTE D - SEGMENT REPORTING
The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The

NOTE D - SEGMENT REPORTING (Continued)

chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on the Company's net loss as is reported within the accompanying statement of operations. Additionally, the chief operating decision maker uses excess net capital (see Note C), which is not a measure of profits and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions.   The Company's operations constitutes a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

NOTE E - RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its member at no cost to the Company.

The Company's member at times pays operating expenses on behalf of the Company for which it subsequently seeks reimbursement or forgives the amount to which it is entitled to be reimbursed which is recorded as a capital contribution by the Company. There was no balance due to the member as of December 31, 2025 as a result of the member's payment of such expenses.

Financial position and results of operations could differ from the amounts in the financial statements if these related party transactions did not exist.

NOTE F - DATE OF MANAGEMENT'S REVIEW

Subsequent events were evaluated through the date the financial statements were issued.

NOTE G - NET LOSS

The Company incurred a loss for 2025 and was dependent upon capital contributions from its member for working capital and net capital. The Company's member has represented that he has the means and intention to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

CROWDVEST SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Total Member's Equity	$ 8,246
Less Non-Allowable Assets:	
Prepaid Expenses	1,901
Net Capital	6,345
Minimum Net Capital Required	
(greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess Net Capital	$ 1,345
Aggregate Indebtedness	7,110
Ratio of Aggregate Indebtedness to Net Capital	1.12 to 1.00

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2025:

There are no material differences between the above computation and the Company's corresponding net capital in Part IIA of Form X-17A-5 as of December 31, 2025, as amended.

CROWDVEST SECURITIES LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGECOMMISSION AS OF DECEMBER 31, 2025

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2025

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Crowdvest Securities LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Crowdvest Securities LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Crowdvest Securities LLC stated that it conducted business activities involving private placements services to customers throughout the year ended December 31, 2025, without exception, and (3) Crowdvest Securities LLC stated that Crowdvest Securities LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Crowdvest Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crowdvest Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 20, 2026
Atlanta, GA

Rubio CPA, PC

Crowdvest Securities LLC Exemption Report

We, as members of management of Crowdvest Securities LLC ("the Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k)(the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (ie., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1) We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 release.
2) The Company conducted business activities involving private placements services to customers throughout the year ended December 31, 2025 without exception.
3) The Company met the identified conditions for such reliance throughout the period from January 1, 2025 to December 31, 2025 without exception.

Crowdvest Securities LLC

By:

3-20-26

Frank Lardino - CEO